04002612

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43912

SEC MAIL RECEIVED MAR 01 2004 PROCESSING SECTION WASH. DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDC Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sieczka **(212) 891-6177**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Sieczka, and I, Ramine Rouhani, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC Securities, as of December 31, 2003, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Sieczka

Financial Principal
Title

Ramine Rouhani

General Securities Principal
Title

Notary Public
JOSEPHINE A. RUSSELL
Notary Public, State of New York
No. 31-01RU5051160
Qualified in New York County
Commission Expires February 7, 2006

CDC Securities

(A wholly owned subsidiary
of CDC IXIS Capital Markets
North America Inc.)

Statement of Financial Condition
December 31, 2003

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
CDC Securities

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CDC Securities (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

CDC Securities
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 85,814,564
Securities purchased under agreements to resell	3,106,366,000
Securities owned, pledged	124,953,189
Due from affiliates	3,177,946
Accrued interest receivable	1,613,177
Deposit with and due from clearing corporation (cash of $500,000 and securities with a market value of $12,995,143)	13,495,143
Deferred tax asset	232,473
Securities failed to deliver	49,554,427
Total assets	$ 3,385,206,919
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 3,226,484,750
Securities failed to receive	49,621,731
Due to clearing corporation	4,527,464
Due to affiliates, net	13,652,283
Accounts payable and accrued liabilities	6,806,011
	3,301,092,239
Subordinated loan	75,000,000
Total stockholder's equity	9,114,680
Total liabilities and stockholder's equity	$ 3,385,206,919

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

CDC Securities, a Delaware corporation, (the "Company") is a wholly-owned subsidiary of CDC IXIS Capital Markets North America Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of CDC IXIS North America Inc. ("CDC IXIS NA") which is a wholly-owned subsidiary of CDC Finance - CDC IXIS ("CDC IXIS"). CDC IXIS is owned by the Caisse de Dépôts et Consignations (43.55%), by EULIA (53%), a holding company jointly owned by the Caisse des Dépôts Group (50.1%), and by the Caisses d'Epargne Group (49.9%), and by Sanpaolo IMI Bank (3.45%). The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company sells foreign securities on an agency basis to U.S. institutional customers that clear through CDC Paris. In addition, the Company participates in private placement and advisory activities. The Company also engages in proprietary matched book transactions using repurchase and reverse repurchase agreements collateralized by U.S. government securities. The Company has not conducted any commodities activities.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers money market instruments and highly liquid debt instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. However, securities purchased under agreements to resell and securities sold under agreements to repurchase are not considered cash and cash equivalents. At December 31, 2003, all cash and cash equivalents were held at major U.S. financial institutions.

Securities Owned, Pledged

Securities owned are comprised of U.S. government securities. Securities transactions are recorded on the Statement of Financial Condition at fair value on a trade date basis. Fair value is generally based on quoted market prices or dealer quotations. Substantially all of securities owned have been pledged under agreement to repurchase.

Financial instruments

The fair value of financial instruments included on the statement of financial condition (which includes receivables and payables) approximate their carrying value because of their short term nature or frequent repricing.

Concentrations of credit risk

The Company clears equity securities transactions through CDC Paris, and settles fixed income securities transactions through the Government Securities Division of Fixed Income Clearing Corporation ("FICC"). The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker/dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Deferred taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements, plus accrued interest. The Company executes its repurchase agreements and reverse repurchase agreements with other members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. As a result, the Company's credit risk is minimized by it having exposure to a single counterparty, which is FICC. It is the policy of the Company to obtain possession of collateral with a market value equal or in excess of the principal amount loaned under the resale agreements. On a daily basis, FICC further minimizes credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts and the difference is collected from or paid to each participant.

3. Regulatory Requirements

The Company is subject to the net capital rules of the SEC, CFTC and the National Futures Association which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items computed in accordance with the reserve requirements of Rule 15c3-3. The Company had no aggregate debit items for purposes of the alternative method net capital ratio as the Company acts as an introducing agent for CDC Paris pursuant to the exemptive provisions of (k)(2)(i) of Rule 15c3-3. Under this arrangement, CDC Paris clears foreign equity securities through a recognized clearing organization or corporation. At December 31, 2003, the Company had net capital, as defined, of $80,659,261, which was $80,409,261 in excess of regulatory requirements.

4. Related-Party Transactions

In conjunction with a netting arrangement between the Company and members of the CDC IXIS North America Group ("the Group"), the Company settles all receivables and payables with affiliates on a net basis.

The Company received commission revenue through CDC IXIS Capital Markets and CDC IXIS Securities, who act as clearing brokers for the Company and provide execution and settlement services for the European securities trades of the Company's U.S. customers. Under the terms of an agreement, CDC IXIS Capital Markets and CDC IXIS Securities remit trade commissions to the Company net of agreed upon execution and clearing fees for such transactions. At December 31, 2003, the Company has recorded a receivable included in due from affiliates on the Statement of Financial Condition from CDC IXIS Capital Markets of $251,773 and CDC IXIS Securities of $1,734,603 related to such commissions. Such amounts are not subject to the netting arrangement described above.

The Company earns investment management fees from Bloom Asset Holdings Fund ("Bloom"), an unit trust that is consolidated by a related party, CDC Financial Products, for investing the assets of Bloom in various hedge funds, on behalf of CDC Financial Products. At December 31, 2003, the Company recorded a receivable from Bloom of $288,504 related to the investment management fees, included in due to affiliates, net.

During 2003, the Company entered into reverse repurchase and repurchase transactions with CDC Financial Products. The outstanding amount as of December 31, 2003 totaled $50 million of reverse repurchase and $139 million of repurchase transactions included in securities purchased under agreement to resell and securities sold under agreement to repurchase.

During 2003, the Company was charged by CDC IXIS NA for Human Resources and Credit Support. Also, during 2003, the Company was charged by the Parent for management, accounting, operations, information systems, facilities, legal and other support services. These expenses include salaries, bonuses, participation in Parent's stock-based incentive plan, participation in CDC IXIS NA's Long Term Incentive plan and other expenses.

At December 31, 2003, the Company has an outstanding due to CDC IXIS NA of $4,649,963 and to CDC Financial Products of $9,186,394, included in due to affiliates, net.

The Company has a $25,000,000 subordinated loan agreement with the Parent. The loan has a scheduled maturity date of May 31, 2006, and carries an interest rate of three-month LIBOR plus 25 basis points. The loan qualifies as equity capital for regulatory purposes. The subordinated debt obligation may only be paid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2003, $76,806 is included in due to affiliates, net on the Statement of Financial Condition related to accrued interest payable on the subordinated loan.

The Company has a $50,000,000 revolving subordinated loan agreement with CDC Commercial Paper Corporation, a related party. The loan has a scheduled maturity date of April 18, 2006, and carries an interest rate of three-month LIBOR plus 25 basis points. The loan qualifies as equity capital for regulatory purposes. The subordinated debt obligation may only be paid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2003, $27,624 is included in due to affiliates, net on the Statement of Financial Condition related to accrued interest payable on the revolving subordinated loan.

5. Commitments

As of December 31, 2003, the Company has entered into a forward repurchase agreement of $400,000,000 and a forward reverse repurchase agreement of $200,000,000 in mortgage-backed securities with an effective start date in January 2004.

6. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase agreements with a fair value of $3.1 billion as of December 31, 2003 which it can sell or re-pledge. There amounts are not reflected on the Statement of Financial Condition as the Company does not own the collateral received and re-pledges the collateral only in connection with the reverse repurchase agreements.

Substantially all of the collateral has been re-pledged to external counterparties as of December 31, 2003.

7. Income Taxes

The Company is included in the consolidated Federal and combined state and local income tax returns filed by CDC IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written agreement, benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2003, the deferred tax asset of $232,473 is primarily related to deferred compensation.